UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MASIMO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	33-0368882 (I.R.S. Employer Identification No.)

40 Parker Irvine, California (Address of principal executive offices)	92618 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which the form relates: 333-142171

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered

Common Stock, $0.001 par value per share	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: n/a

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities to creditors and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future. All outstanding shares of our common stock are, and all shares of common stock to be issued in connection with the initial public offering of our common stock will be, fully paid and nonassessable.

In addition, a description of the Common Stock will be included in a prospectus to be subsequently filed by the Registrant pursuant to Rule 424(b) of the Securities Act of 1933, as amended, relating to the Registration Statement, and such prospectus is incorporated herein by reference.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of the initial public offering of our common stock, include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, including, but not limited to the following:

•	our board of directors can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	our amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

•

our amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholders’ notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•

our amended and restated bylaws provide that special meetings of the stockholders may be called only by our board of directors upon a resolution adopted by a majority of the total number of authorized directors;

•

following the initial public offering of our common stock, our board of directors will be divided into three classes, with each class serving a staggered three-year term. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our authorized directors, which could have the effect of delaying or preventing a change in control of us or of management;

•

our amended and restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution;

•	our amended and restated certificate of incorporation provides that, following the initial public offering of our common stock, our directors may not be removed without cause; and

•

our amended and restated certificate of incorporation does not provide for cumulative voting for directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our stock to elect any directors to our board.

These and other provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock. In addition to the approval of the holders of any particular class or series of the capital stock required by law, our amended and restated certificate of incorporation or any shares of our preferred stock, our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal any provision of the amended and restated certificate of incorporation relating to the method by which stockholders may take action, calling special meetings of stockholders, the classified board, filling board vacancies, removing directors for cause, amending the amended and restated bylaws and personal liability of our directors. In addition to the approval of the holders of any particular class or series of the capital stock required by law, our amended and restated bylaws or any shares of our preferred stock, our amended and restated bylaws require the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal any provision of the bylaws.

Stockholder Rights Plan

On May 24, 2007, our board of directors approved a form of stockholder rights plan and delegated authority to our pricing committee to approve the final stockholder rights plan and the final terms of the corresponding stockholder rights. We expect our pricing committee to implement the stockholder rights plan promptly following the closing of the initial public offering of our common stock. Under the stockholder rights plan, our board of directors will declare a distribution of a dividend of one preferred stock purchase right, referred to as a right, for each outstanding share of common stock to stockholders of record as of the date set by our pricing committee pursuant to a rights agreement to be entered into between us and Computershare Trust Company, N.A., as rights agent. Each right will entitle the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $0.001 per share, at a purchase price equal to approximately eight times the price at which our shares are sold in the initial public offering of our common stock per right, subject to adjustment. In addition, one right will be issued with each share of our common stock that becomes outstanding (i) between the closing of this offering and the earliest of the distribution date (as defined below), the date the rights are redeemed and the date the rights expire or (ii) following the distribution date and prior to the date the rights are redeemed and the date the rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other of our securities outstanding prior to the distribution date. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below.

The shares of Series A junior participating preferred stock are:

•	not redeemable;

•

entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of an amount equal to (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions;

•

entitled, in the event of a liquidation, dissolution or winding up, to a minimum preferential payment equal to $1,000 per share, plus all accrued and unpaid dividends, provided that the holders of the shares shall be entitled to receive 1,000 times the aggregate payment made per common share;

•	entitled to 1,000 votes per share, voting together with our common stock; and

•

entitled, in the event of a merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, to receive 1,000 times the amount received per share of our common stock.

Until a right is exercised, the holder thereof will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Until the distribution date, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (other than as a result of repurchases of stock by us or actions determined to be inadvertent by our board of directors by a person or group of affiliated or associated persons and such person or group promptly sells shares of our common stock until he owns less than 15% of our outstanding common stock) or (ii) ten business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an acquiring person. We refer to the person or group acquiring at least 15% of our common stock as an “acquiring person.”

Until the distribution date, (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificate.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of our common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

The rights may have certain anti-takeover effects, since they will cause dilution to a person or group that attempts to acquire us in a transaction which our board of directors does not approve as in the best interests of us and our stockholders, as discussed in detail below. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.

In the event that a person becomes an acquiring person, each holder of a right, other than the acquiring person, will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash or other of our securities) having a market value equal to two times the exercise price of the right. However, rights are not exercisable following the occurrence of the event set forth above until such time as the rights are no longer redeemable by our board of directors as set forth below. All rights that are or were beneficially owned by any acquiring person will be null and void.

In the event that any person or group becomes an acquiring person and we merge into or engage in certain other business combinations with an acquiring person, or 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right (other than to void rights owned by an acquiring person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the right.

At any time after a person becomes an acquiring person, our board of directors may exchange the rights (other than void rights owned by an acquiring person), in whole or in part, at an exchange ratio of one share of common stock, or, under certain circumstances, cash, property or other securities of ours, including fractions of a share of preferred stock, per right.

The rights will not be exercisable until the distribution date and will expire at 5:00 P.M. (Pacific time) on the ten-year anniversary of the date the rights agreement is approved by our pricing committee, unless such date is extended or our board of directors redeems or exchanges them before that time.

At any time before a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right and on such terms and conditions as our board of directors may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights may be amended by a resolution of our board of directors without the consent of the holders of the rights, except that after a person or group becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights (other than void rights of an acquiring person). After the period for redemption of the rights has expired, our board of directors may not amend the rights agreement to extend the period for redemption of the rights.

The purchase price payable, and the number of shares of Series A junior participating preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A junior participating preferred stock, (ii) if holders of the Series A junior participating preferred stock are granted certain rights, options or warrants to subscribe for Series A junior participating preferred stock or convertible securities at less than the current market price of the Series A junior participating preferred stock, or (iii) upon the distribution to holders of the Series A junior participating preferred stock of evidence of indebtedness or assets (other than regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price.

This description is not complete and is qualified in its entirety by reference to the rights agreement, a copy of which has been filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-142171), initially filed with the Securities and Exchange Commission on April 17, 2007, as amended from time to time, and is incorporated herein by reference.

Item 2. Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MASIMO CORPORATION

Date: August 2, 2007	By:	/S/ CHRISTOPHER KILPATRICK
Christopher Kilpatrick
Executive Vice President, Business Development, General Counsel & Secretary